Hey Laura,

I hope you're doing fantastic! I haven't talked with you in a bit, but we're officially opening a funding round for Shippingport! As you may know, we've been operating with a small pilot system and contract brewing, and we're finally ready to build out a brewery. I am excited to share what we've done and where we're headed. We've launched in private here:

https://wefunder.com/shippingport.brewing.co/

Check out our pitch! If you'd like to give feedback or talk about being involved, or about anyone you think may want to be, I'd love to chat on the phone soon. Or just to catch up in general and hear how things are going in Nashville.

Until then, check out our pitch and let me know what you think.

All the best,

Amelia M. Pillow
Founder/Brewmaster
Shippingport Brewing Co.
1221 W Main St.
Louisville, KY 40212